Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES THE COMPLETION OF PREVIOUSLY ANNOUNCED

NONE-CORE ASSET DIVESTMENTS

FOR IMMEDIATE RELEASE, December 19, 2012

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce that it has closed its previously announced divestment of non-core assets.

In June of 2012, Penn West announced its intention to divest of $1.0 to $1.5 billion of non-core assets. Effective today, the last of a number of asset dispositions related to this plan closed for total gross proceeds of approximately $1.3 billion. In addition to these dispositions, we also recently closed a series of minor dispositions. Total proceeds from all sales of approximately $1.35 billion were used to repay outstanding indebtedness on the company’s credit facility.

Total production and reserves associated with the combined divestments was approximately 13,000 boe per day and 69 million boe of proved plus probable reserves, respectively. On average, both production and reserves were weighted approximately 95% toward oil and liquids. Divested assets were located primarily in Southeast Saskatchewan and represented mature, base assets in Penn West’s asset portfolio. CIBC World Markets acted as an advisor to Penn West on the divestment of the royalty interest in the Weyburn unit in southeast Saskatchewan.

Average transaction metrics were approximately $103,000 per flowing barrel and approximately $19 per boe of proved plus probable of reserves. Penn West expects to record a gain on the sale of the assets in the range of $250 to $300 million.

Our full year 2012 average production guidance released with our third quarter results is between 161,000 to 163,000 boe per day, prior to these divestments. Penn West expects its 2012 annual average production to remain in this same guidance range after the effect of these additional divestments.

Penn West plans to release its 2013 capital budget in mid-January, 2013.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada. Based in Calgary, Alberta, Penn West operates throughout western Canada on a land base encompassing approximately six million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

ADVISORY

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “potential”, “expect”, “guidance”, “plan” or similar expressions and includes suggestions of future outcomes, including statements about: the estimation that total production and reserves associated with the divestments was approximately 13,000 boe per day and 69 billion boe of proved plus probable reserves, respectively; the expectation that Penn West will record a gain on the sale of the assets in the range of $250 to $300 million; and the expectation that 2012 annual average production will remain in the same guidance range after the effect of these divestments. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Penn West and others that apply to the industry generally. For information on the factors or assumptions on which the forward-looking information is based and the risk factors and uncertainties that could cause our actual results to differ materially, see “Forward-Looking Statements” in our 2012 Third Quarter Management’s Discussion & Analysis. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.pennwest.com.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com

Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com